SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________
                                   SCHEDULE TO
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            BellaVista Capital, Inc.
                            _________________________
                       (Name of Subject Company (Issuer))

                            BellaVista Capital, Inc.
                            _________________________
                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                            _________________________
                           (Title of Class Securities)

                                      None
                            _________________________
                      (CUSIP Number of Class of Securities)

                            Michael Rider, President
                            BellaVista Capital, Inc.
                            420 Florence Street, Suite 200
                            Palo Alto, California 94301
                            Tel   (650) 328-3060
                            _________________________

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                            Paul Derenthal, Esq.
                            Derenthal & Dannhauser LLP
                            One Post Street, Suite 575
                            San Francisco, CA 94602
                            415-981-4844

                            CALCULATION OF FILING FEE
               __________________________________________________

                 Transaction Valuation*    Amount of Filing Fee
               __________________________________________________

                       $1,500,000                $58.95
               __________________________________________________

* For purposes of calculating the filing fee only, this amount is based on the purchase of 750,000 outstanding shares of Common Stock at the tender offer price of $2.00 per share.

[ ] Check  the box if any part of the fee is  offset  as  provided  by Rule 0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid: N/A     Filing Party: N/A
               __________________________________________________

               Form or Registration No.: N/A   Date Filed: N/A
               __________________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO relates to the offer by, BellaVista Capital, Inc. a Maryland corporation (the "Company"), to purchase up to 750,000 shares of its Common Stock, par value $0.01 per share (the "Shares"), at a price of $2.00 per share, net to the seller in cash, without interest. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated March 20, 2008 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer."

     This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION.

     (a) and (b) The information set forth in the section of the Offer to Purchase captioned "Section 9 - Certain Information Concerning the Company" is incorporated herein by reference.

     (c) The information set forth in the section of the Offer to Purchase captioned "Section 7 - Determination of Offer Price; Dividends" is incorporated herein by reference.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Tender Offer Statement is filed by the Company as the Purchaser. The information set forth in the section of the Offer to Purchase captioned "Section 10 -- Directors and Executive Officers" is incorporated herein by reference.

ITEM 4.           TERMS OF THE TRANSACTION.

     (a) The information set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet," "Section 1 -- Number of Shares; Proration," "Section 3 -- Procedures for Tendering Shares," "Section 4 -- Withdrawal
Rights," "Section 5 -- Purchase of Shares and Payment of Purchase Price" and "Section 12 -- U.S. Federal Income Tax Consequences" and in the Letter of Transmittal is incorporated herein by reference.

     (b) The information set forth in the section of the Offer to Purchase captioned "Section 2 -- Purpose of the Tender Offer; Plans and Proposals" is incorporated herein by reference.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) The information set forth in the section of the Offer to Purchase captioned "Section 10 -- Directors and Executive Officers; Transactions and Agreements Concerning Shares" is incorporated herein by reference.

ITEM 6.           PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a)-(c) The information set forth in the section of the Offer to Purchase captioned "Section 2 -- Purpose of the Tender Offer; Plans and Proposals" is incorporated herein by reference.

ITEM 7.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in the section of the Offer to Purchase captioned "Section 8 -- Source and Amount of Funds" is incorporated herein by reference.

     (d) The  information  set forth in the  section  of the  Offer to  Purchase
captioned  "Section  9  --  Certain  Information   Concerning  the  Company"  is
incorporated herein by reference.

ITEM 8.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the section of the Offer to Purchase captioned "Section 10 -- Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 9.           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the section of the Offer to Purchase captioned "Section 14 -- Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     (a) and (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     The information set forth in the section of the Offer to Purchase captioned "Section 11 -- Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.


(a)(1)(i)     Offer to Purchase

(a)(1)(ii)    Letter of Transmittal

(a)(1)(iii)   Letter to Shareholders dated  March 20, 2008

ITEM 13.  ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13e-3.

         Not Applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    BELLAVISTA CAPITAL, INC.



                                    Dated:  March 20, 2008

                                    By: /s/ Michael Rider
                                    ______________________________
                                    Name: Michael Rider
                                    Title: President






                                  EXHIBIT INDEX


EXHIBIT NUMBER         DESCRIPTION

(a)(1)(i)              Offer to Purchase

(a)(1)(ii)             Letter of Transmittal

(a)(1)(iii)            Letter to Shareholders dated  March 20, 2008